October 14, 2010

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Mail Stop 4561

Washington, D.C. 20549

Re:	TrueBlue, Inc.
Form 10-K for Fiscal Year Ended December 25, 2009
Filed February 16, 2010
Form 10-Q for Fiscal Quarter Ended March 26, 2010
File No. 1-14543

Dear Mr. Spirgel:

In response to telephone conversations among Steven Jacobs, Associate Chief Accountant; Carlos Pacho, Senior Assistant Chief Accountant; Melissa Hauber, Senior Staff Accountant; and representatives of the Company on September 24, 2010 and September 30, 2010 the Company has performed additional analysis of our asset group determinations and wishes to advise the SEC staff of the following:

Asset Group Determination

ASC 360-10-35-23 requires for purposes of recognition and measurement of an impairment loss, a long-lived asset or assets shall be grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Historically, we determined our branch level fixed asset groups to be our brands due in part to the immateriality of branch assets. We have now determined, and will disclose accordingly, that our asset groups are our branches. Applying impairment considerations at the branch level has no material impact on our previously issued financial statements.

Consideration of Closed Branches for Reporting as Discontinued Operations

ASC 205-20-45-1 requires the results of operations of a component of an entity that has been disposed of or is classified as held for sale to be reported in discontinued operations if both of the following conditions are met:

a.	The operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction.

b.	The entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

Per the ASC Master Glossary, “a component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity may be a reportable segment or an operating segment, a reporting unit, a subsidiary, or an asset group.”

Given the determination that our branches represent asset groups, closed branches represent components requiring determination whether presentation as discontinued operations is required.

ASC 205-20-55-3 provides the following steps, presented as questions, to be used to evaluate whether the two conditions of paragraph ASC 205-20-45-1 are met:

Step 1: Are continuing cash flows expected to be generated by the ongoing entity?

Step 2: Do the continuing cash flows result from a migration or continuation of activities?

Step 3: Are the continuing cash flows significant?

Step 4: Does the ongoing entity have significant continuing involvement in the operations of the disposed component?

ASC 205-20-55-3 states that if the answer to Step 1, 2, or 3 is no, then evaluate Step 4.

In answering the above questions, we differentiate our branch closures between those closed and consolidated with another branch and those closed and not consolidated. In summary, branches closed due to consolidation with another branch do not meet the criteria for presentation as discontinued operations due to the continuation of significant cash flows. Branches closed without another branch in which to consolidate may meet the criteria for presentation as discontinued operations provided we do not reopen a branch in the same area within the assessment period as discussed in ASC 205-20-55-20. Further discussion of our considerations regarding closed and consolidated branches follows. Thereafter, we discuss our considerations regarding the materiality of branches closed and not consolidated.

Closed and Consolidated Branches

Step 1: Continuing cash flows are expected to be generated by other branches.

In general, when making the decision to close a branch, we are making a decision to consolidate branches. As customer demand decreases, we generally decrease our branch count in order to reduce our cost structure and maximize brand profitability while retaining our customers and a sufficient supply of temporary workers. While we regularly use the standard term branch closure when referring to branch count reductions, most of our actions involve consolidating branches.

The decision to consolidate branches is based on many factors. The primary factor is our ability to meet the needs of customers, many of which have needs that span various geographies. Other factors include the long-term potential of the area, which location best meets the needs of our temporary workers, retaining our best branch permanent employees, retaining the best branch property and equipment and minimizing the cost of closure. The remaining branch or branches in the market continue to recruit temporary workers and serve existing customers.

Unlike many multi-location companies, most customers never visit our branches. Instead, interactions that produce revenue typically occur over the phone or at the customer’s location. Our customers may be serviced from multiple branches. Our branches are not autonomous but work in concert with each other to generate customer demand and fulfill customer needs. As customer demand increases, we generally increase the number of branches to increase our supply of temporary workers. Conversely, as demand decreases the need for multiple branch locations diminishes; therefore, we generally consolidate branches.

The primary purpose of our branches is to obtain an appropriate supply of workers to meet the needs of our customers. Our branches are close to the temporary workforce to attract workers, dispatch them to our customer job sites, and pay them upon completion of the assignment. It is not uncommon for us to relocate branches to attract more temporary workers in order to meet customer demand. Additionally, the servicing of our customers is often shifted among branch locations.

Step 2: Continuing cash flows result from a migration of our customers.

We did not cease our relationship with existing customers when we consolidated branches. We maintain ongoing contact with the customers and continue to fulfill their needs. However, our customer needs are generally project based. The number of projects, project duration, and demand for temporary workers fluctuates significantly.

All branch consolidations proceed according to a plan of consolidation which is approved by brand management. Active customers are informed of the consolidation, introduced to the consolidated branch manager and informed that we will continue to service them. Customers served in the prior 12 months are informed of the change and that we will continue to serve them as need arises. Temporary workers are informed of the consolidation and the new location from which they will be dispatched and paid. The plan of consolidation is generally completed over a period of 30 to 90 days.

Generally, the branches that we closed were located within the geographic area of one or more active, operating branches from which we continued to dispatch our temporary workforce to serve our existing customers.

The customer retention rate for our closed branches is generally consistent with the average retention rates for operating branches.

Step 3: Continuing cash flows are significant.

When consolidating a branch, the primary factor considered in which branch to close and consolidate into a branch located within the same geographic area is customer retention. Management evaluates customer retention as well as continuing revenues from retained customers for all branch consolidations.

For each of the consolidated branches, we retained at least 20% of the revenue from previous customers.

Closed and Not Consolidated

US and Canada Branches

For certain geographic areas we serve in the US and Canada, the customer demand does not warrant more than one branch. During the recession there was insufficient demand for some of those locations and they were closed.

These branches were not concentrated in any particular geography. We offer customers of these branches the option of service from other remote branches, and depending on the nature and preferences of each customer’s needs we may be able to continue service to some customers. However, the retained revenue is not significant. Additionally, for these closed branches there is no continuing involvement in the operation of the disposed component (Step 4 from ASC 205-20-55-3 cited above). The decision to close these locations is temporary. As the economy improves and customer demand returns, we expect to reestablish a branch presence in those markets.

We closed and did not consolidate 30 branches in the US and Canada in fiscal 2009, 20 in fiscal 2008 and 20 in fiscal 2007.

United Kingdom Branches

During 2008 we sold the remaining 29 branches in the United Kingdom and have no continuing cash flows or continuing involvement in those operations.

We have determined that the combined US, Canada and UK branch closings meeting the discontinued operations criteria were not material individually or cumulatively for any reporting year presented in our From 10-K for the fiscal year ended December 25, 2009.

Financial Statement Disclosures

For ease of review, the following section is shown in final format rather than with all changes. As was suggested, we have elected to show our complete disclosure, both what is added together with what is retained.

In our next form 10-K filing we will revise and expand our policy discussion of impairment of goodwill, intangibles and other long-lived assets together with branch closures and exit costs in Note 1 of the Notes to the Consolidated Financial Statements consistent with the following:

Note 1: Summary of Significant Accounting Policies

Goodwill and Intangible Assets with Indefinite Lives

Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations. We do not amortize goodwill but test it for impairment annually in the fiscal fourth quarter, or when indications of potential impairment exist. We monitor the existence of potential impairment indicators throughout the fiscal year.

We test for goodwill impairment at the reporting unit level. We consider our brands Labor Ready, Spartan Staffing, CLP Resources, PlaneTechs and Centerline to be reporting units for goodwill impairment testing. In fiscal 2010, 2009 and 2008, there were no material changes to our reporting units other than new reporting units created as a result of acquisitions in 2008. The impairment test involves comparing the fair value of each reporting unit to its carrying value, including goodwill. Fair value reflects the price a market participant would be willing to pay in a potential sale of the reporting unit. If the fair value exceeds carrying value, then we conclude that no goodwill impairment has occurred. If the carrying value of the reporting unit exceeds its fair value, a second step is required to measure possible goodwill impairment loss. The second step includes hypothetically valuing the tangible and intangible assets and liabilities of the reporting unit as if the reporting unit had been acquired in a business combination. Then, the implied fair value of the reporting unit’s goodwill is compared to the carrying value of that goodwill. If the carrying value of the reporting unit’s goodwill exceeds the implied fair value of the goodwill, we recognize an impairment loss in an amount equal to the excess, not to exceed the carrying value. We determine the fair value of each reporting unit primarily using a discounted cash flow model.

Considerable management judgment is necessary to evaluate the impact of operating and macroeconomic changes on each reporting unit. Critical assumptions included projected revenue growth, gross profit rates, selling, general and administrative expense rates, working capital fluctuations, capital expenditures and terminal growth rates, as well as an appropriate risk adjusted discount rate. Discount rates are determined using the capital asset pricing model. We also use comparable market earnings multiple data and our company’s market capitalization to corroborate our reporting unit valuations. We base fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates.

We have indefinite-lived intangible assets related to our CLP Resources and Spartan Staffing tradenames. We test our tradenames annually for impairment, or when indications of potential impairment exist. We utilize the relief from royalty method to determine the fair value of each of our tradenames. If the carrying value exceeds the fair value, we recognize an impairment loss in an amount equal to the excess. Considerable management judgment is necessary to determine key assumptions, including projected revenue, royalty rates and appropriate discount rates.

Long-Lived Asset Impairment

Long-lived assets include property and equipment and definite-lived intangible assets. Definite-lived intangible assets consist of customer relationships, tradenames and non-compete agreements. Long-lived assets are tested for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. The assets are not recoverable if their carrying value is less than the undiscounted cash flows we expect to generate from such assets. If the assets are not deemed to be recoverable, impairment is measured based on the excess of their carrying value over their fair value. Upon indication that the carrying values of the assets may not be recoverable, we recognize an impairment loss. The fair value of the assets is estimated using the discounted future cash flows of the assets. Long-lived assets are grouped at the lowest level at which identifiable cash flows are largely independent when assessing impairment. Cash flows for our branch assets are identified at the individual branch level. Other property and equipment and definite-lived intangible assets are grouped at either the Brand or Corporate level. For long-lived assets that are not deemed to be recoverable, we write down to the estimated fair value, which becomes the new cost basis. Considerable management judgment is necessary to estimate future after-tax cash flows, including cash flows from continuing use and terminal value. Accordingly, actual future results could vary from our estimates.

Branch Closures and Exit Costs

We routinely evaluate our branch network and close under-performing branches. We evaluate the results of operations of these closed branches both quantitatively and qualitatively to determine if it is appropriate for reporting as discontinued operations. We classify closed branches in discontinued operations when the operations and cash flows of the branch have been or will be eliminated from ongoing operations. To determine if cash flows had been or would be eliminated from ongoing operations, we evaluate a number of qualitative and quantitative factors, including, but not limited to, proximity to remaining open branches and estimates of revenue migration from the closed branch to any branch remaining open. The estimated revenue migration is based on historical estimates of our revenue migration upon opening or closing a branch in a similar market. Branch closings meeting the discontinued operations criteria were not material individually or cumulatively for any reporting year presented.

Assets related to planned branch closures or other exit activities are evaluated for impairment in accordance with the Company’s impairment policy, giving consideration to revised estimates of future cash flows.

Exit costs related to anticipated lease termination costs, severance benefits and other expected charges are accrued for and recognized when incurred.

In connection with our response, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Derrek L. Gafford
Derrek L. Gafford
Chief Financial Officer

cc:	Steven C. Cooper, Chief Executive Officer
Norman H. Frey, Chief Accounting Officer